Exhibit 99.3

LORUS THERAPEUTICS INC.

OFFICER’S CERTIFICATE

TO:	The Securities Commissions in each of the Provinces of Canada

I, Elizabeth Williams, Director of Finance and Acting Chief Financial Officer of Lorus Therapeutics Inc. (the “Corporation”) hereby certify on behalf of the Corporation and not in my personal capacity that:

1.
this certificate is delivered pursuant to section 2.20 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101) and in connection with the mailing of the Corporation’s proxy-related materials for its Annual and Special Meeting to be held on October 2, 2008 (the “Meeting”);

2.	the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

3.	the Corporation has arranged to have carried out all of the requirements of NI 54-101 in addition to those prescribed in paragraph 2 above; and

4.	with respect to the Meeting, the Corporation is relying upon section 2.20 of NI 54-101 to abridge the time prescribed in subsection s. 2.2(1) and 2.5(1) of NI 54-101.

All defined terms used in this certificate and not otherwise defined shall have the meanings ascribed to such terms in NI 54-101.

Dated this 28th day of August, 2008.

LORUS THERAPEUTICS INC.

By:	“Elizabeth Williams”
Elizabeth Williams Director of Finance and Acting Chief Financial Officer